SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

     INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES
     13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.1)*

Pacific Aerospace & Electronics, Inc.

(Name of Issuer)

[Common Stock, $.001 par value per share]

(Title of Class of Securities)

693758104

(CUSIP Number)

April 3, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 693758104
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Strong River Investments, Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              -0-
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            390,643 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                390,643 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     390,643 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]                                                                                                                          [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.010097708% (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP NO. 693758104
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Cavallo Capital Corp.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              -0-
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            390,643 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                390,643 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     390,643 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]                                                                                                                          [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.010097708% (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

SCHEDULE 13G

CUSIP NO. 693758104

Item 1(a) Name of Issuer:
                 Pacific Aerospace & Electronics, Inc. ("Company")

Item 1(b). Address of Issuer's Principal Executive Offices:
                  430 Olds Station, Third Floor, Wenatchee, Washington 98801

Item 2(a). Name of Persons Filing:
                  Strong River Investments, Inc. ("Strong River")
                  Cavallo Capital Corp. ("Cavallo")

Item 2(b). Address of Principal Business Office or, if None, Residence:
                  Strong River
                  Gonzalez-Ruiz & Aleman (BVI) Limited, Wickhams Cay I, Vanterpool Plaza,
                  P.O. Box 873, Road Town, Tortolla, BVI.

                  Cavallo
                  660 Madison Avenue, 18th floor, New York, NY 10021.

Item 2(c). Citizenship:
                  Strong River
                  British Virgin Islands

                  Cavallo:
                  New York

Item 2(d). Title of Class of Securities:
                  Common Stock, par value $.001 per share, of the Company (the "Common Stock")

Item 2(e). CUSIP Number:
                  693758104

Item 3.     If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check
                  Whether the Persons Filing are a:

                  (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;
                  (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;
                  (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
                  (d) [ ] Investment company registered under Section 8 of the Investment Company Act;
                  (e) [ ] An investment advisor in accordance with Rule 13-d(b)(1)(ii)(E);
                  (f)  [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-
                            1(b)(1)(ii)(F);
                  (g) [ ] A parent holding company or control person in accordance with Rule 13d-
                            1(b)(1)(ii)(G);
                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit
                            Insurance Act;
                  (i)  [ ] A church plan that is excluded from the definition of an investment company under Section (c)(14) of the Investment Company Act;
                  (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

SCHEDULE 13G

CUSIP NO. 693758104

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.     Ownership.

                  Provide the following information regarding the aggregate number and percentages of securities of the Issuer identified in Item 1.

                  Strong River and Cavallo (see Item 6 hereof):

                  (a) Amount beneficially owned: 390,643 shares of Common Stock*

                  (b) Percent of class:
                        0.010097708% (based on 38,686,301 shares of Common Stock outstanding as of
                        February 28, 2001 as reported by the Company on Form 10-Q for the quarter ended on February 28, 2001 (as filed on April 13, 2001.)

                  (c) Number of shares to which the Strong river has:

                        (i) Sole power to vote or direct the vote:
                                -0-

                        (ii) Shared power to vote or direct the vote:
                                390,643 shares of Common Stock*

                        (iii) Sole power to dispose or to direct the disposition of:
                                -0-

                        (iv) Shared power to dispose of or direct the disposition of:
                                390,643 shares of Common Stock*

Item 5.     Ownership of Five Percent or Less of a Class:
                  Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

                  Pursuant to an investment management agreement between Strong River and Cavallo,
                  Cavallo has the power to sell or vote on behalf of Strong River, some or all of the shares of
                  Common Stock to which this report relates. As such, under Rule 13d-3(a), Cavallo may be deemed to be the beneficial owner of such shares.

*
            Includes (a) 198,143 shares of Common Stock, currently held by Strong River and (b)192,500 shares of Common Stock issuable to Strong River upon the exercise of a warrant issued to Strong River by the Company. The holder of the warrant is prohibited from exercising such warrant to the extent that such exercise would result in such holder, together with any affiliate thereof, beneficially owning in excess of 9.999% of the outstanding shares of Common Stock following such exercise. This restriction may be waived by the holder of such warrant or preferred stock on not less than 61 days' notice to the Company.

SCHEDULE 13G

CUSIP NO. 693758104

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being
               Reported By the Parent Holding Company.
               Not Applicable.

Item 8.   Identification and Classification of Members of the Group.
               Not Applicable.

Item 9.  Notice of Dissolution of a Group.
              Not Applicable.

Item 10. Certification.
               By signing below, the undersigned certify that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SCHEDULE 13G

CUSIP NO. 693758104

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2001

                              Strong River Investments, Inc.

By: Cavallo Capital Corp., Investment Manager

                          By:  /s/   Avi Vigder
                              Name:  Avi Vigder
                          Title:  President

                   Cavallo Capital Corp.

                              By:  /s/   Avi Vigder
                           Name:  Avi Vigder
                       Title:  President